The Real Brokerage Inc. Receives Conditional Approval to
Graduate to Toronto Stock Exchange

TORONTO AND NEW YORK - July 14, 2022 /BusinessWire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, today announced that it has received conditional approval to list its common shares ("Common Shares") on the Toronto Stock Exchange (the "TSX") and graduate from the TSX Venture Exchange (the "TSXV").

"We are pleased to announce the upcoming completion of this milestone and look forward to listing on Canada's largest stock exchange," said Tamir Poleg, Chairman and Chief Executive Officer of Real. "Listing on the TSX is a confirmation of our significant growth and allows us to continue to expand our market presence."

Final approval of the listing is subject to the Company meeting certain customary conditions required by the TSX. The Company will issue a press release once the TSX confirms the date when trading of the Common Shares is expected to commence on the TSX. Upon completion of the final listing requirements, the Common Shares will be delisted from the TSXV.

Shareholders are not required to exchange their share certificates or take any other action in connection with the TSX listing, as there will be no change in the trading symbol or CUSIP for the Common Shares.

About Real

The Real Brokerage Inc. (NASDAQ: REAX) (TSXV: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and two Canadian provinces with over 5,000 agents. Additional information can be found on its website at onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the listing of the Common Shares on the TSX, the delisting of Common Shares from the TSXV, the issuance of a subsequent news release regarding the listing on TSX and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.